CONSENT OF HAINS ENGINEERING COMPANY LIMITED

We consent to the inclusion in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended February 28, 2015 (the “MD&A”), of references to our name with respect to technical information and mineral resource estimates related to the East Kemptville Tin-Zinc-Copper-Indium Project (the “Technical Information”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to our name and the Technical Information in the MD&A.

Dated: April 14, 2015

HAINS ENGINEERING COMPANY LIMITED

/s/ Donald Hains
Donald Hains, President